Exhibit 10.4

May 5, 2015

BY HAND

Scott B. Townsend

Re:                             Notice of Termination and Transition Service Agreement

Dear Scott:

This letter confirms the ending of your employment with AMAG Pharmaceuticals, Inc. (the “Company”) and sets forth the terms of a mutually agreeable transition plan.

As you know, you and the Company entered into the Amended and Restated Employment Agreement dated February 7, 2014 (“Employment Agreement”).  To the extent that a term is not defined herein, the capitalized terms shall have the same meaning as in the Employment Agreement.

Pursuant to Section 4(d) of the Employment Agreement, the Company may elect to terminate your employment other than for Cause after a thirty (30) day notice period.  This letter serves as the written notice contemplated by the Employment Agreement.  Provided, and notwithstanding the foregoing, in the event you enter into this Notice of Termination and Transition Service Agreement (the “Transition Service Agreement”) and the Release Agreement (the “Release”) appended hereto (collectively with the Follow on Release defined below, the “Termination Agreements”), you and the Company have agreed that the thirty (30) day notice period will be extended until January 16, 2016 on the terms set forth herein unless, prior to that date, (i) you resign, (ii) your employment ends due to your death or Disability, or (iii) the Company terminates your employment with Cause.  For purposes of the Termination Agreements, the actual last date of your employment, whether it is January 16, 2016 or an earlier date, shall be referred to as the “Date of Termination” and the Term shall end on the Date of Termination.

The time period between May 5, 2015 and the Date of Termination shall be considered the “Transition Period”.  During the Transition Period the following terms shall apply to your employment in lieu of any terms under the Employment Agreement or otherwise:

(a)         Phase I of the Transition Period:  During the period between May 5, 2015 and May 30, 2015, you will continue to hold the full-time position of Senior Vice President of Legal Affairs and General Counsel of the Company and the Secretary of the Company and shall perform the duties and responsibilities associated with that position as well as assisting with transitional matters to the extent requested by the Company’s Chief Executive Officer, President and other members of the Company’s executive management team.

(b)         Phase Two of the Transition Period.  During the period between May 31, 2015 and the Date of Termination, you will no longer hold the position of Senior Vice President of Legal Affairs and General Counsel or Secretary of the Company but, instead, you will serve in a part-time Senior Advisor role.  As Senior Advisor, you will perform duties, responsibilities and projects as requested by the Company’s Chief Executive Officer, President and other members of the Company’s executive management team.  You shall provide services on a reduced schedule equal to a percentage of that of a full time exempt employee (the “Level of Services”).  The Level of Services shall commence at 50% and may be reduced by the Company in its discretion upon advance written notice to you effective upon first day of the next full calendar month, provided the Level of Services shall not be reduced to a percentage lower than 20%.

(c)          Salary and Benefits During Transition Period.  During (i) Phase One of the Transition Period, you shall continue to be paid at the rate of 100% of your Base Salary, $355,600 per year, (“Full Base Salary”); and (ii) Phase Two of the Transition Period, you shall be paid a percentage of your Base Salary that corresponds to the Level of Services. You will continue to participate in the Company’s employee benefits to the extent that you remain eligible under the Company’s plans based on your Level of Services, provided it is understood and agreed that you will continue to accrue vacation during the Transition Period but the regular accrual rate of four (4) weeks per year will be prorated on based on the Level of Services. Further, to the extent you are unable to perform the hours required based on the applicable Level of Services due to illness or injury, you shall be permitted to use your previously accrued vacation and sick time. The Company reserves the right to request medical documentation associated with use of such paid time off consistent with the Company’s policies and practices.

(d)         Indemnification; Insurance.  During the Transition Period, the Indemnification Agreement by and between the Company and you shall remain in effect and you shall be entitled to indemnification and to the extent applicable pursuant to the Charter and Bylaws of the Company, the Company’s employed lawyer insurance policies and the Company’s employment practices liability insurance.

(e)          Equity.  In lieu of the accelerated vesting following the Date of Termination contemplated by your Employment Agreement, and notwithstanding anything in the Employment Agreement or any equity award agreement to the contrary, you and the Company agree that all unvested time-based stock options and/or restricted stock units and any other unvested time-based equity awards that you hold in which you would have vested if you had been employed for an additional twelve (12) months following May 30, 2015 shall become vested on the later of (i) June 1, 2015 or (ii) the Effective Release Date, as defined in the Release (the “Accelerated Vesting”) and all other outstanding unvested time-based equity awards not vested by the Accelerated Vesting shall be forfeited on the Effective Release Date.  You will continue to have a Business Relationship through the Date of Termination for purposes of vesting with respect to your performance-based equity grants, and any such performance-based equity grants that remain unvested as of the Date of Termination shall be forfeited at such time.

(f)           Expenses.   During the Transition Period you will remain eligible for reasonable and documented business expenses in accordance with the Company’s expense reimbursement policy.  You shall not continue to be reimbursed for bar dues or continuing legal education and Section 3(f) (1) —(4) shall not longer be in effect after May 31, 2015.

Pursuant to Section 5(b) of the Employment Agreement you are entitled to certain severance pay and benefits (“Severance Benefits”) after the termination of your employment other than for Cause, provided you (i) comply fully with all of your obligations under all agreements between the Company and you, and (ii) execute and deliver (A) the Release, and (B) an affirmation of the general release of claims in the Release with respect to the period between the date you signed the Release and the Date of Termination (the “Follow on Release”).  Accordingly, if (i) you enter into and comply with the continuing obligations under the Termination Agreements, including without limitation the Nonsolicitation Covenant, Non-Competition, and Injunctive Relief provisions set forth in Section 6 of the Employment Agreement and the Non-Disclosure, Non-Competition, Non-Solicitation, and Invention Assignment Agreement you and the Company entered into effective as of February 27, 2014 (collectively the “Restrictive Covenants”), all of which continue to be in full force and effect, (ii) you are not terminated for Cause; and (iii) the Date of Termination occurs on January 16, 2016 or on an earlier date due to your resignation or your employment ends due to your death or Disability, the Company will provide you with Severance Benefits in the form of twelve (12) months of severance pay based on your Full Base Salary.  The foregoing severance pay shall be paid in equal installments over the twelve (12) month severance period in accordance with the Company’s usual payroll schedule, commencing on the Company’s next regular payroll date following the later of: (i) the Date of Termination; and (ii) the Effective Release Date.

Although not contemplated in the Employment Agreement, as an additional Severance Benefit, if you satisfy each of the Severance Conditions (as defined in the Release), the Company will pay a portion of your COBRA premiums in an amount equal to what it would have paid towards health insurance premiums for an active employee with similar coverage commencing of the earlier of:  (i) the Date of Termination, or (ii) the date you become eligible for COBRA based on the Level of Services (in either case the “COBRA Commencement Date”) and continuing until the earlier of (A) twelve (12) months from COBRA Commencement Date; and (B) the date you become reemployed and eligible for alternative health insurance. The Company shall provide you with the right to continue group medical and dental insurance coverage after the COBRA Commencement Date under the law known as “COBRA”.  (The terms for that opportunity will be set forth in a separate written notice.) Your eligibility to participate in any other employee benefit plans and programs of the Company will cease in accordance with the applicable benefit plan or program terms and practices.

For the avoidance of doubt, consistent with Section 5(a) of the Employment Agreement, regardless of whether you sign the Termination Agreements and/or receive Severance Benefits, the Company shall pay you for the following items that were earned and accrued but unpaid as of the Date of Termination: (i) your Base Salary (based on the Level of Services); (ii) a cash payment for all accrued, unused vacation calculated at your Full Base Salary rate; and (iii) reimbursement for any unpaid business expenses.  For the avoidance of doubt, you are not entitled to any bonus compensation for 2015 or any other periods.

Also regardless of whether you enter to the Termination Agreements and/or receive Severance Benefits, you are obligated to comply with the continuing obligations set forth in the Employment Agreement, including the Restrictive Covenants.

You acknowledge and agree that (i) this Transition Service Agreement modifies the Employment Agreement (ii) Sections 1-5 of the Employment Agreement are fully supereceded by this Transition Service Agreement, provided the definitions therein shall remain in effect; (ii) the changes described herein do not trigger Good Reason rights under the Employment Agreement or otherwise.

Please let me know if you have any questions.

Sincerely,

/s/ Elizabeth S. Bolgiano

Elizabeth S. Bolgiano
Senior Vice President, Human Resources

Acknowledged and Agreed:

/s/ Scott B. Townsend
Scott B. Townsend